UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934 (Amendment No. )*

 Barings Capital Investment Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

06762A102
(CUSIP Number)

August 25, 2020
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)